
February 16, 2026
Vancouver, British Columbia

Wheaton Precious Metals Announces Acquisition of Additional Silver Stream on Antamina Through New Partnership with BHP

Vancouver, British Columbia – Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that its wholly-owned subsidiary, Wheaton Precious Metals International Ltd. ("WPMI") has entered into a definitive Precious Metals Purchase Agreement (the "Silver Stream") with a wholly-owned subsidiary of BHP Group Limited ("BHP") for their 33.75% portion of the silver produced at the Antamina Mine located in Peru (the "Mine" or "Antamina"). Upon closing, Wheaton will receive a combined 67.5% of all the silver produced from Antamina, up from the 33.75% currently delivered under the existing Glencore silver stream.

"Wheaton has grown into the company we are today by entering into stream agreements on world class operations and adding exceptional assets to our portfolio, and Antamina has long stood as one of our true cornerstones," said Haytham Hodaly, President of Wheaton Precious Metals. "Deepening our exposure to an asset of this scale, quality and longevity is a unique and transformative opportunity for Wheaton, made even more meaningful through our collaboration with BHP. Antamina is a proven, long-life, low-cost operation that will deliver immediate production and operating cash flow, and we are confident it will continue to create lasting value for our stakeholders well into the future."

"Quality silver production is becoming increasingly difficult to source while demand continues to rise for both critical industrial uses and for silver's safe haven qualities in today's economic environment," said Randy Smallwood, Chief Executive Officer of Wheaton Precious Metals. "Our expanded stream on Antamina reinforces Wheaton's role as one of the largest silver producers in the world and further adds to one of the strongest growth profiles in the mining sector. The largest mining company in the world has chosen streaming as a means to unlock value from silver, underscoring how compelling the streaming model has become. We are excited to continue building on this long-standing relationship with the exceptional consortium behind Antamina that shares our commitment to responsible development and long-term value creation."

Transaction Key Terms
(All values in US$ unless otherwise noted)

- **Silver Stream Upfront Consideration:** WPMI will pay BHP total upfront cash consideration of $4.3 billion (the "Deposit") on closing, subject to certain customary conditions.

- **Streamed Metal:** The Silver Stream is effective April 1, 2026, from which time WPMI will purchase BHP's 33.75% of the payable silver until a total of 100 million ounces ("Moz") has been delivered, at which point Wheaton will purchase 22.5% of the payable silver for the life of mine. Payable silver will be calculated using a fixed payable factor of 90.0%.

- **Production Profile[1]:** This acquisition immediately increases Wheaton's production and cash flow profile by adding expected average attributable silver production of approximately 6.0 Moz of silver per year for the first five years of production and approximately 5.4 Moz of silver per year for the first 10 years of production. When combined with Wheaton's existing stream on Antamina, total attributable production is expected to average 12.0 Moz per year over the first five years, and 10.8 Moz per year over the first ten years[10].

  o Current declared reserves are sufficient to support mining activities at Antamina until 2036. Multiple options to expand mine infrastructure are under evaluation which would significantly extend mine life, consistent with historical trends at the mine. Further exploration potential also exists both at depth below the current resource pit, as well as regionally.

- **Production Payments:** WPMI will make ongoing payments for the silver ounces delivered equal to 20% of the spot price of silver.

- **Incremental Reserves and Resources[1]:** The incremental exposure to the Antamina Mine will increase Wheaton's total estimated Proven and Probable silver reserves by 66 Moz, Measured and Indicated silver resources by 38 Moz and Inferred silver resources by 110 Moz.

- **Accretive Transaction Increases Diversification**

  o The Silver Stream is expected to increase 2026 production by 11.3% on a pro-forma basis[9], while at $4.3 billion, the investment represents only 6.5% of the Company's total market capitalization[2] underscoring strong accretion and strategic fit within our overall portfolio.

  o With Wheaton's exposure to Antamina doubling, the mine is expected to contribute roughly 18% of total gold equivalent[3] production by 2030, solidifying its position as Wheaton's second-largest asset while further strengthening the overall diversification of our portfolio.

  o With the addition of Antamina, approximately 76% of Wheaton's 2026 production is forecast to come from mines operating in the first quartile of their respective cost curve, with a total of 85% coming from assets that fall into the lowest half of their respective cost curves[4].

Other Considerations

- Antamina is one of the lowest-cost copper mines globally and is the largest copper-zinc skarn deposit in the world.
- In 2024, Antamina contributed approximately 2.9% of Peru's gross domestic product, underscoring its importance not just as a regional economic cornerstone but as a significant driver of Peru's economic output[5].
- Closing of the transaction is expected to occur on or about April 1, 2026, subject to satisfaction of certain customary conditions.
- Structurally, the stream features highly attractive terms, including no buyback clause, a production percentage drop-down limited to one-third, and full exposure to

commodity prices, consistent with Wheaton's standard approach to streaming agreements.
- The stream benefits from a top-level BHP parent guarantee and a BHP holding company guarantee, along with customary contractual protections[6].

Financing the Transaction

The upfront payment of $4.3 billion will be funded through a combination of existing liquidity and new financing. Funding sources include estimated cash on hand at closing of approximately $1.9 billion[7]. The remaining balance will be funded through a new $1.5 billion term loan credit facility ("term loan") and an approximate $0.9 billion draw on the Company's existing undrawn $2 billion revolving credit facility ("RCF"). The new $1.5 billion senior, unsecured, non-revolving term loan underwritten by the Bank of Montreal and The Bank of Nova Scotia acting as Lead Arrangers and Joint Bookrunners, will be drawn down in full at the time of closing of the Silver Stream acquisition. The term loan carries a two-year maturity and aligns with the terms of the Company's existing RCF[8].

The term loan and the RCF provide flexible, non-dilutive financing that may be repaid at any time without penalty and the remaining balance of the RCF, in addition to continued strong cash flows, still provides healthy balance sheet capacity. Net debt at closing of the Silver Stream acquisition is currently expected to be approximately $2.4 billion, assuming estimated approximate incremental cash flows. With more than $3.2 billion in cash flows expected in 2026 alone and more than $10 billion in operating cash flow forecast to be generated through 2028, the Company believes it has plenty of capacity to repay new debt taken on, fund existing commitments and continue sourcing new growth opportunities.

About BHP and Antamina

BHP is the world's largest mining company, with a strong track record of developing and operating large-scale, long-life mining assets. BHP is a non-operating joint venture partner of Antamina, a world-class copper and zinc mine located in the Ancash region of central Peru. Operating since 2001, Antamina is one of the largest copper–zinc mines globally and benefits from well-established infrastructure, year-round access, and a stable operating history. The mine is operated by Compania Miñera Antamina S.A. ("CMA"), a company jointly owned by subsidiaries of Glencore (33.75%), BHP Group Limited (33.75%), Teck Resources Limited (22.5%), and Mitsubishi Corporation (10%). Antamina's scale, diversified metal production and long mine life underpin its position as a highly cash-generative asset and a key contributor to global copper and zinc supply.

Endnotes
[1] Please refer to the Attributable Mineral Reserves & Mineral Resources table in this news release for full disclosure of reserves and resources associated with Antamina, including accompanying footnotes.
[2] Market Capitalization calculated as of February 13, 2026
[3] Based on 2026 commodity price assumptions of $4,800/oz Au, $80/oz Ag, $1,500/oz Pd, $2,000/oz Pt, and $25/lb Co.
[4] Company reports S&P Global estimates of 2025 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines

[5] Source: Compañía Minera Antamina S.A. 2024 Sustainability Report

[6] Recourse under the parent guarantee will be capped at the upfront deposit amount and reduces after certain ounces are received, while recourse under the holding company guarantee will be unlimited.

[7] The Company had cash on hand as at September 30, 2025 of $1.2 billion. Proceeds from the completed monetization of non-core equity investments amounted to $0.3 billion. Estimated approximate incremental cash flows to Silver Stream closing based on: (i) 2026 production forecast announced February 16, 2026; (ii) production payments per ounce (pound) of metal received determined under applicable precious metals purchase agreements; (iii) 2026 and long-term commodity price assumptions of $4,800 / oz gold, $80 / oz silver, $1,500 / oz palladium, $2,000 / oz platinum, and $25 / lb cobalt, in place throughout the period; (iv) deduction of general & administrative expenses; (v) calculation before dividends and interest expense; (vi) includes taxes. Approximate incremental cash flows are estimates only, are not guaranteed, and may be materially different at the time of the Silver Stream acquisition. If cash on hand at Silver Stream closing is lower than expected, the Company maintains the option to increase its draw on the RCF. Readers are cautioned to read the Cautionary Note Regarding Forward Looking Statements in this press release.

[8] Financial covenant for both Revolving Credit Facility and Term Loan is Net Total Debt / Capitalization < 0.60x. Expected interest rate for both RCF and Term Loan is equivalent to SOFR + 110 bps to 150 bps (with the credit spread adjustment to be based on the leverage ratio). The Term Loan will be subject to terms and conditions, including positive and negative covenants, consistent with Wheaton's existing $2 billion revolving credit facility.

[9] 2026 Antamina production is grossed up to reflect a full year of production.

[10] Production estimates are based on life-of-mine plans and the Company's own estimates and assumptions derived from its technical analysis.

Attributable Silver Reserves and Resources – Antamina
With respect to BHP's 33.75% of total silver production from Antamina

Category	Tonnage Mt	Grade Ag g/t	Contained Ag Moz
Mineral Reserves			
Copper Zones			
Proven	71.6	7.9	18.2
Probable	59.1	9.6	18.2
P+P	**130.6**	**8.7**	**36.4**
Copper Zinc Zones			
Proven	16.2	18.7	9.7
Probable	31.4	19.4	19.6
P+P	**47.6**	**19.2**	**29.3**
Total Mineral Reserves			
Proven	87.8	9.9	27.9
Probable	90.5	13.0	37.8
P+P	**178.2**	**11.5**	**65.7**
Mineral Resources			
Copper Zones			
Measured	28.7	6.6	6.1
Indicated	59.1	8.2	15.5
M+I	**87.8**	**7.7**	**21.6**
Inferred	256.8	8.9	73.7
Copper Zinc Zones			
Measured	4.7	25.5	3.9
Indicated	21.9	18.4	12.9
M+I	**26.7**	**19.6**	**16.8**
Inferred	69.3	16.2	36.2
Total Mineral Resources			
Measured	33.4	9.3	10.0
Indicated	81.0	10.9	28.4
M+I	**114.4**	**10.4**	**38.4**
Inferred	326.2	10.5	109.9

Notes on Mineral Reserves & Mineral Resources:
1. Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2. Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3. Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
    1. Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering); and

2.   Jeremy Vincent, M.Sc., P.Geo. (Director, Geology),
3.   both employees of the Company (the "Company's QPs").
4.   Mineral Reserves and Mineral Resources are reported as of December 31, 2025.
5.   Mineral Reserves are reported above a US$ 6,000 per hour of mill operation cut-off, assuming $3.75 per pound copper, $1.21 per pound zinc, $15.00 per pound molybdenum, and $27.00 per ounce silver.
6.   The Mineral Resources are reported exclusive of Mineral Reserves.
7.   Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
8.   Mineral Resources are reported above a $6,000 per hour of mill operation cut-off for the open pit and $58.70 per tonne NSR cut-off for the underground, both assuming $3.75 per pound copper, $1.33 per pound zinc, $21.00 per pound molybdenum, and $31.38 per ounce silver.
9.   The Silver Stream provides that BHP will deliver silver equal to 33.75% of the payable silver production until 100,000,000 ounces are delivered, after which the stream will reduce to 22.5% for the life of the mine.
10. Payable silver is calculated using a fixed payable factor of 90.0%.

Jeremy Vincent, P.Geo., Director, Geology and Ryan Ulansky, P.Eng., Vice President, Engineering for Wheaton Precious Metals, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Vincent has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Conference Call

A conference call will be held on February 17, 2026, starting at 11:30am Eastern Time to discuss this transaction. A presentation on the transaction will be available on the Company's website shortly before the conference call. To participate in the live call, please use one of the following methods:

RapidConnect URL:	Click here
Live webcast:	Click here
Dial toll free:	1-800-715-9871 or 1-647-932-3411
Conference Call ID:	4013459

This conference call will be recorded and available until February 24, 2026 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-800-770-2030
Dial from outside Canada or the US:	1-647-362-9199
Pass code:	4013459 #
Archived webcast:	Click here

About Wheaton Precious Metals

Wheaton is the world's premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

For further information, please contact:

Investor Contact
Emma Murray
Vice President, Investor Relations
Tel: 1-844-288-9878
Email: info@wheatonpm.com

Media Contact
Simona Antolak
Vice President, Communications & Corporate Affairs
Tel: 1-604-639-9870
Email: media@wheatonpm.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's Precious Metals Purchase Agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to:

- payment by WPMI of $4.3 billion to BHP and the satisfaction of each party's obligations in accordance with the Silver Stream;
- the receipt by WPMI of silver production in respect of the Antamina mine under the Silver Stream;
- the ability of the Company to drawdown sufficient funds under both its existing revolving credit facility and the new Term Loan and the satisfaction of each party's obligations under the existing revolving credit facility and the new Term Loan;
- the ability of the Company to repay the existing revolving credit facility and new Term Loan;
- the future price of commodities;
- the estimation of future production from the mineral stream interests and mineral royalty interests currently owned by the Company (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential);
- the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates and the realization of such estimations);
- the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations;
- the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party's obligations in accordance with PMPAs and the receipt by the Company of precious metals and cobalt production or other payments in respect of the applicable Mining Operations under PMPAs;
- the ability of Wheaton's PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton's PMPA counterparties) and the potential impacts of such on Wheaton;
- future payments by the Company in accordance with PMPAs, including any acceleration of payments;
- the costs of future production;
- the estimation of produced but not yet delivered ounces;
- the future sales of Common Shares under, the amount of net proceeds from, and the use of the net proceeds from, the at-the-market equity program;
- continued listing of the Common Shares on the LSE, NYSE and TSX;
- any statements as to future dividends;
- the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs;
- projected increases to Wheaton's production and cash flow profile;
- projected changes to Wheaton's production mix;
- the ability of Wheaton's PMPA counterparties to comply with the terms of any other obligations under agreements with the Company;
- the ability to sell precious metals and cobalt production;
- confidence in the Company's business structure;
- the Company's assessment of taxes payable, and the Company's ability to pay its taxes;
- possible CRA domestic audits for taxation years subsequent to 2019 and international audits subsequent to 2017;
- the Company's assessment of the impact of any tax reassessments;
- the Company's intention to file future tax returns in a manner consistent with the CRA Settlement;
- the Company's climate change and environmental commitments; and
- assessments of the impact and resolution of various legal and tax matters, including but not limited to audits.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:

- risks relating to the satisfaction of each party's obligations in accordance with the terms of the Silver Stream;
- risks relating to the Company's ability to meet the conditions of, and the satisfaction of each party's obligations under, the existing revolving credit facility and the new Term Loan;
- risks relating to the generation of sufficient cash flow to repay the existing revolving credit facility and the new Term Loan;
- risks associated with fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all);
- risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with exploration, development, operating, expansion and improvement at the Mining

Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as Mining Operations plans continue to be refined);

- absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business;
- risks related to the uncertainty in the accuracy of mineral reserve and mineral resource estimation;
- risks related to the satisfaction of each party's obligations in accordance with the terms of the Company's PMPAs, including the ability of the companies with which the Company has PMPAs to perform their obligations under those PMPAs in the event of a material adverse effect on the results of operations, financial condition, cash flows or business of such companies, any acceleration of payments, estimated throughput and exploration potential;
- risks relating to production estimates from Mining Operations, including anticipated timing of the commencement of production by certain Mining Operations;
- Wheaton's interpretation of, or compliance with, or application of, tax laws and regulations or accounting policies and rules, being found to be incorrect or the tax impact to the Company's business operations being materially different than currently contemplated, , or the ability of the Company to pay such taxes as and when due;
- any challenge or reassessment by the CRA of the Company's tax filings being successful and the potential negative impact to the Company's previous and future tax filings;
- risks in assessing the impact of the CRA Settlement (including whether there will be any material change in the Company's facts or change in law or jurisprudence);
- risks related to any potential or proposed amendments to Canada's transfer pricing regime under the Income Tax Act (Canada) that may result if the Bill C-15, Budget 2025 Implementation Act, No.1, as tabled before the Canadian Parliament on November 4, 2025 is passed as currently drafted;
- counterparty credit and liquidity risks;
- mine operator and counterparty concentration risks;
- indebtedness and guarantees risks;
- hedging risk;
- competition in the streaming industry risk;
- risks relating to security over underlying assets;
- risks relating to third-party PMPAs;
- risks relating to revenue from royalty interests;
- risks related to Wheaton's acquisition strategy;
- risks relating to third-party rights under PMPAs;
- risks relating to future financings and security issuances;
- risks relating to unknown defects and impairments;
- risks related to governmental regulations;
- risks related to international operations of Wheaton and the Mining Operations;
- risks relating to exploration, development, operating, expansions and improvements at the Mining Operations;
- risks related to environmental regulations;
- the ability of Wheaton and the Mining Operations to obtain and maintain necessary licenses, permits, approvals and rulings;
- the ability of Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements;
- lack of suitable supplies, infrastructure and employees to support the Mining Operations;
- risks related to underinsured Mining Operations;
- inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries);
- uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations;
- the ability of Wheaton and the Mining Operations to obtain adequate financing;
- the ability of the Mining Operations to complete permitting, construction, development and expansion;
- challenges related to global financial conditions;
- risks associated with environmental, social and governance matters;
- risks related to fluctuations in commodity prices of metals produced from the Mining Operations other than precious metals or cobalt;
- risks related to claims and legal proceedings against Wheaton or the Mining Operations;
- risks related to the market price of the Common Shares of Wheaton;
- the ability of Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel;
- risks related to interest rates;
- risks related to the declaration, timing and payment of dividends;
- risks related to access to confidential information regarding Mining Operations;
- risks associated with multiple listings of the Common Shares on the LSE, NYSE and TSX;
- risks associated with a possible suspension of trading of Common Shares;
- equity price risks related to Wheaton's holding of longterm investments in other companies;-term investments in other companies;
- risks relating to activist shareholders;

- risks relating to reputational damage;
- risks relating to expression of views by industry analysts;
- risks related to the impacts of climate change and the transition to a low-carbon economy;
- risks associated with the ability to achieve climate change and environmental commitments at Wheaton and at the Mining Operations;
- risks related to ensuring the security and safety of information systems, including cyber security risks;
- risks relating to generative artificial intelligence;
- risks relating to compliance with anti-corruption and anti-bribery laws;
- risks relating to corporate governance and public disclosure compliance;
- risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic or pandemic;
- risks related to the adequacy of internal control over financial reporting; and
- other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR+ at www.sedarplus.ca and Wheaton's Form 40-F for the year ended December 31, 2024 on file with the U.S. Securities and Exchange Commission on EDGAR (the "Disclosure").

Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation):
- that the payment of $4.3 billion to BHP will be made and that each party's obligations in accordance with the terms of the Silver Stream will be satisfied;
- that the Company will be able to drawdown sufficient funds under both its existing revolving credit facility and the new Term Loan and that each party's obligations under the existing revolving credit facility and the new Term Loan will be satisfied;
- that the Company will be able to repay the existing revolving credit facility and new Term Loan;
- that there will be no material adverse change in the market price of commodities;
- that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates;
- that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate;
- that public disclosure and other information Wheaton receives from the owners and operators of the Mining Operations is accurate and complete;
- that the production estimates from Mining Operations are accurate;
- that each party will satisfy their obligations in accordance with the PMPAs;
- that Wheaton will continue to be able to fund or obtain funding for outstanding commitments;
- that Wheaton will be able to source and obtain accretive PMPAs;
- that the terms and conditions of a PMPA are sufficient to recover liabilities owed to the Company;
- that Wheaton has fully considered the value and impact of any third-party interests in PMPAs;
- that expectations regarding the resolution of legal and tax matters will be achieved (including CRA audits involving the Company);
- that Wheaton has properly considered the application of Canadian tax laws to its structure and operations and that Wheaton will be able to pay taxes when due;
- that Wheaton has filed its tax returns and paid applicable taxes in compliance with tax laws;
- that the trading of the Common Shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE;
- that the trading of the Company's Common Shares will not be suspended;
- the estimate of the recoverable amount for any PMPA with an indicator of impairment;
- that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic or pandemic; and
- such other assumptions and factors as set out in the Disclosure.

There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. -looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves and Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton's Annual Information Form for the year ended December 31, 2024, which was filed on March 31, 2025 and other continuous disclosure documents filed by Wheaton since January 1, 2025, available on SEDAR+ at www.sedarplus.ca. Wheaton's Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources:
The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The Company reports information regarding mineral properties, mineralization and estimates of mineral reserves and mineral resources in accordance with Canadian reporting requirements which are governed by, and utilize definitions required by, Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions adopted by the United States Securities and Exchange Commission ("SEC") under the United States Securities Act of 1933, as amended (the "Securities Act") which are applicable to U.S. companies. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted by the SEC. Accordingly, information contained herein that describes Wheaton's mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton's Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.